                                 FORM 20-F/A4
                               (Amendment No. 4)

          [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

          [_] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          [_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                        Commission File Number 0-31547

                         CINEMA INTERNET NETWORKS INC.
               (Name of Registrant as specified in its charter)

                                    Canada
        (state or other jurisdiction of incorporation or organization)

                     Pier 32, Granville Island, Suite 320
                             1333 Johnston Street
                  Vancouver, British Columbia Canada V6H 3R9
             (Address of principal executive offices and zip code)

                                (604) 602-1280
                          (Issuer's telephone number)

          Securities to be registered under Section 12(b) of the Act:
                                     None
        Securities to be registered pursuant to Section 12(g) of the Act:
                              Title of each class
                              -------------------
                     Common Shares, no par value per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the registration statement: 7,983,207 Common Shares were outstanding as of January 25, 2001.

Indicate by check mark whether the registrant (1) has filed all the reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes __ No X
                                             -
Indicate by check mark which financial statements item the registrant has elected to follow:

                            [ITEM 17 [x] ITEM 18[]]

     This Amendment No. 4 to Cinema Internet Networks' registration statement on Form 20-F amends only the following:

 .  Item 8 of the Form 20-F/A3 and
 .  The unaudited Financial Statements for the first quarter of Cinema Internet
   Networks' fiscal year ending July 31, 2001, filed with the Form 20-F/A3.

     Only the amended items set forth above have been filed with the Securities and Exchange Commission with this Amendment No. 4. For the full text of the Cinema Internet Networks registration statement on Form 20-F, including all financial statements and exhibits, please refer to Cinema Internet Networks' Form 20-F/A3 (Amendment No. 3), filed with the Securities and Exchange Commission on March 14, 2001.

ITEM 8. SELECTED FINANCIAL DATA

        The selected consolidated financial data presented below are expressed in U.S. dollars for the five-year period ended July 31, 2000, plus the fiscal quarter ended October 31, 2000. The selected financial data are derived from the consolidated financial statements of CinemaWorks for the five fiscal years ended July 31, 2000, 1999, 1998, 1997 and 1996, audited by CinemaWorks' independent auditors, plus unaudited financial statements from the first fiscal quarter of the fiscal year ending July 31, 2001. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included as Item 9 of this Form 20-F. The financial data presented below reflects the discontinuation and sale of CinemaWorks' prior pay per view services business in the fiscal year ended July 31, 2000. All amounts below are expressed in U.S. dollars.

                                                      Year Ended July 31,
                                                      -------------------
                                  1996         1997       1998(1)     1999 (1)     2000 (1)    2001
                                  ----         ----       ----        ----         ----        ----
                                                                                               (fiscal
                                                                                               quarter
                                                                                               ended
                                                                                               October
                                                                                               31, 2000
                                                                                               only) (1)
Income Statement Data
---------------------
Revenues                     $       -  $       -     $      -   $       -    $ 222,980     $   58,165
Gross profit                        --         --           --          --      127,968          6,919
Income (loss) from             (84,723)   (74,691)     (82,895)   (122,349)    (214,093)      (132,929)
continuing operations
Income (loss) from            (150,818)   (75,483)     247,752    (409,257)      99,244             --
discontinued operations
Net income (loss)             (235,541)  (150,174)     164,857    (531,606)    (114,849)      (132,929)
Dividend paid                       --         --           --          --           --             --
Per share amounts
 Net income                      (0.07)     (0.05)        0.05       (0.16)       (0.02)         (0.02)
 Income (loss) from              (0.03)     (0.02)       (0.03)      (0.04)       (0.04)         (0.02)
  continuing operations
 Income (loss) from              (0.04)     (0.03)        0.08       (0.12)        0.02             --
  discontinued operations
 Dividend paid                      --         --           --          --           --             --

Balance Sheet Data
------------------
Working capital              $(259,176) $(234,082)    $  7,658   $(487,161)   $ 388,763     $  256,771
Total assets                   266,234    449,149      390,621     417,885      488,351        326,257
Long term debt                      --         --           --          --       57,870         56,408
Capital lease obligation            --         --           --     102,074           --             --
Shareholders' equity           647,317    114,817      279,139    (253,363)     356,182        224,759

____________
(1) CinemaWorks changed its business from the provision of pay per view services to the installation of Internet infrastructure equipment during its fiscal year ended July 31, 2000. Revenues exclude revenues generated from discontinued operations, which totaled $1,064,011 for the fiscal year ended July 31, 1996, $753,490 for the fiscal year ended July 31, 1997, $612,014 for the fiscal year ended July 31, 1998, $510,198 for the fiscal year ended July 31, 1999 and $113,068 for the fiscal year ended July 31, 2000. There were no revenues from discontinued operations in the first quarter of the fiscal year ended July 31, 2001.

CinemaWorks' Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. Except as disclosed in Note 13 of the Consolidated Financial Statements, the Consolidated Financial Statements conform to all material respects with U.S. GAAP. The table below reflects the information in the table above reconciled under U.S. GAAP. The data set forth in the table below for the fiscal years ended July 31, 2000, 1999, 1998, 1997 and 1996 reflect the reconciliation to U.S. GAAP as set forth in Note 13 of the Consolidated Financial Statements for the fiscal year ended July 31, 2000. The data set forth in the table below for the fiscal quarter ended October 31, 2000 reflect the reconciliation to U.S. GAAP as set forth in Note 1 of the Consolidated Financial Statements (unaudited) for the fiscal quarter ended October 31, 2000.


                                                                          Year Ended July 31,
                                                                          -------------------
                                                    1996        1997        1998         1999          2000          2001 (fiscal
                                                    ----        ----        ----         ----          ----          ----
                                                                                                                  quarter ended
                                                                                                                    October 31,
                                                                                                                     2000 only)
Income Statement Data
---------------------
Revenues                                        $       -   $       -     $      -    $       -   $   222,980     $  58,165
Gross profit                                            -           -            -            -       127,968         6,919
Income (loss) from continuing operations         (235,541)   (150,174)     164,857     (535,934)   (1,230,297)     (132,929)
Income (loss) from discontinued operations              -           -            -            -             -       281,057
Net income (loss)                                (235,541)   (150,174)     164,857     (535,934)   (1,230,297)      148,128
Dividend paid                                           -           -            -            -             -             -
Per share amounts
  Net Income                                        (0.03)      (0.03)        0.05        (0.16)        (0.22)        (0.02)
  Net Income from continuing operations             (0.03)      (0.03)        0.05        (0.16)        (0.22)        (0.02)
  Net Income from discontinued operations               -           -            -            -             -          0.04
  Dividend paid                                         -           -            -            -             -             -

Balance Sheet Data
------------------
Working capital                                 $(259,176)  $(234,082)    $  7,658    $(487,161)  $   198,763     $ 256,771
Total assets                                      266,234     449,149      390,621      417,885       599,444       326,257
Long term debt                                          -           -            -            -        57,870        56,408
Shareholders equity                               647,317     114,817      279,139     (253,363)      240,323       224,759
Capital Lease Obligation                                -           -            -      102,074             -             -

        Exchange Rates

        CinemaWorks transacts its business in U.S. dollars and Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the U.S. dollar. On January 15, 2001, the exchange rate for Canadian dollars exchanged into U.S. dollars was 0.67100, while for the fiscal years ended July 31, 1996, 1997, 1998, 1999 and 2000, plus the first quarter of the fiscal year ending July 31, 2001, the following exchange rates were in effect for Canadian dollars exchanged into U.S. dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Fiscal Year     Average      High        Low          Year End
2001 (first
fiscal          0.669570     0.679260    0.653110     0.65484
quarter only)
2000            0.67929      0.69830     0.66010      0.67650
1999            0.66227      0.69170     0.63070      0.66330
1998            0.70132      0.73040     0.66070      0.66310
1997            0.73147      0.75370     0.70970      0.72440
1996            0.73416      0.75320     0.72090      0.72760

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Fourth Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CINEMA INTERNET NETWORKS INC.


Date: 04/09/01                        By:  /s/ William E. Massey
      --------                        -------------------------------

                                      William E. Massey, Chief Executive Officer

                         CINEMA INTERNET NETWORKS INC.


                       CONSOLIDATED FINANCIAL STATEMENTS
                          (Expressed in U.S. dollars)
                     (Unaudited - Prepared by Management)

                               OCTOBER 31, 2000

CINEMA INTERNET NETWORKS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)

============================================================================================================================
                                                                                 October 31,     October 31,        July 31,
                                                                                        2000            1999            2000
----------------------------------------------------------------------------------------------------------------------------
ASSETS

Current
  Cash                                                                          $     29,782    $      4,714    $    114,785
  Accounts receivable                                                                 80,043          47,187         156,179
  Receivable on disposal of assets                                                   190,000               -         190,000
  Prepaid expenses                                                                     2,036           2,717           2,098
                                                                                ------------    ------------    ------------

                                                                                     301,861          54,618         463,062
Capital assets                                                                        24,396         307,638          25,289
Intangible assets                                                                          -          11,436               -
                                                                                ------------    ------------    ------------

                                                                                $    326,257    $    373,692    $    488,351
============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
  Accounts payable and accrued liabilities                                      $     40,115    $    598,893    $     69,399
  Current portion of long-term debt                                                    4,975               -           4,900
  Current portion of obligation under capital lease                                        -          22,659               -
                                                                                ------------    ------------    ------------

                                                                                      45,090         621,552          74,299
Long-term debt                                                                        56,408               -          57,870
Obligation under capital lease                                                             -         102,074               -
                                                                                ------------    ------------    ------------

                                                                                     101,498         723,626         132,169
                                                                                ------------    ------------    ------------

Shareholders' equity
  Capital stock                                                                    4,519,800       3,628,702       4,518,294
  Deficit                                                                         (4,295,041)     (4,142,861)     (4,162,112)
  Cumulative translation adjustment                                                        -         164,225               -
                                                                                ------------    ------------    ------------

                                                                                     224,759        (349,934)        356,182
                                                                                ------------    ------------    ------------

                                                                                $    326,257    $    373,692    $    488,351
============================================================================================================================

On behalf of the Board:



   /s/ "William Massey"     Director       /s/ "Al Murphy"       Director
--------------------------            -------------------------

  The accompanying note is an integral part of these consolidated financial statements.

CINEMA INTERNET NETWORKS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)
THREE MONTH PERIOD ENDED OCTOBER 31

==============================================================================================================
                                                                                          2000            1999
--------------------------------------------------------------------------------------------------------------
REVENUES                                                                         $      58,165   $           -

DIRECT COSTS                                                                           (51,246)              -
                                                                                 -------------   -------------

GROSS PROFIT                                                                             6,919               -
                                                                                 -------------   -------------

GENERAL AND ADMINISTRATIVE EXPENSES
  Amortization                                                                           1,884               -
  Foreign exchange loss                                                                  1,183               -
  Interest on long-term debt                                                               468               -
  Listing fees and transfer agent                                                        6,069           4,140
  Management fees                                                                       15,000           5,000
  Marketing                                                                              8,409               -
  Office services and miscellaneous                                                      5,540           3,151
  Professional fees                                                                     10,135           1,565
  Rent                                                                                   6,053           6,531
  Telephone and communications                                                           3,282             983
  Travel and promotion                                                                  17,150           5,348
  Wages, benefits and consulting fees                                                   64,675          17,719
                                                                                 -------------   -------------

                                                                                      (139,848)        (44,437)
                                                                                 -------------   -------------

Loss from continuing operations                                                       (132,929)        (44,437)

Loss from discontinued operations                                                            -         (51,161)
                                                                                 -------------   -------------

Loss for the period                                                                   (132,929)        (95,598)

Deficit, beginning of period                                                        (4,162,112)     (4,047,263)
                                                                                 -------------   -------------

Deficit, end of period                                                           $  (4,295,041)  $  (4,142,861)
==============================================================================================================

Loss per share from continuing operations                                        $       (0.02)  $       (0.01)

Loss per share from discontinued operations                                                  -           (0.02)
                                                                                 -------------   -------------

Loss per share                                                                   $       (0.02)  $       (0.03)
==============================================================================================================

Weighted average number of shares outstanding                                        7,961,707       3,288,667
==============================================================================================================

  The accompanying note is an integral part of these consolidated financial statements.

CINEMA INTERNET NETWORKS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)
THREE MONTH PERIOD ENDED OCTOBER 31

============================================================================================================================
                                                                                                       2000            1999
----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Loss from continuing operations                                                             $    (132,929)  $     (44,437)
  Item not affecting cash
     Amortization                                                                                     1,884               -

  Changes in non-cash working capital items
     (Increase) decrease in accounts receivable                                                      76,136          24,343
     (Increase) decrease in prepaid expenses                                                             62               -
     Increase (decrease) in accounts payable and accrued liabilities                                (29,284)         52,378
                                                                                              -------------   -------------

  Net cash provided by (used in) continuing operating activities                                    (84,131)         32,284
                                                                                              -------------   -------------

INVESTING ACTIVITIES
  Purchase of capital assets                                                                           (991)              -
                                                                                              -------------   -------------

  Net cash used in investing activities                                                                (991)              -
                                                                                              -------------   -------------

FINANCING ACTIVITIES
  Issuance of capital stock                                                                           1,506               -
  Long-term debt                                                                                     (1,387)              -
  Translation adjustment                                                                                  -            (973)
                                                                                              -------------   -------------

  Net cash provided by (used in) financing activities                                                   119            (973)
                                                                                              -------------   -------------

Net cash provided by (used in) discontinued operations                                                    -         (34,363)
                                                                                              -------------   -------------

Change in cash position during the period                                                           (85,003)         (3,052)

Cash position, beginning of period                                                                  114,785           7,766
                                                                                              -------------   -------------

Cash position, end of period                                                                  $      29,782   $       4,714
============================================================================================================================

  The accompanying note is an integral part of these consolidated financial statements.

CINEMA INTERNET NETWORKS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)

=============================================================================================================================
                                                                                                   Cumulative
                                                       Number                                     Translation
                                                    of Shares          Amount         Deficit      Adjustment          Total
-----------------------------------------------------------------------------------------------------------------------------
Balance, July 31, 1999                              3,288,667    $  3,628,702    $ (4,047,263)   $    165,198    $  (253,363)

  Translation adjustment                                    -               -               -            (973)          (973)
  Loss for the period                                       -               -         (95,598)              -        (95,598)
                                                  -----------    ------------    ------------    ------------    -----------

Balance October 31, 1999                            3,288,667       3,628,702      (4,142,861)        164,225       (349,934)

  Shares issued for cash
     Private placement                                950,000         379,256               -               -        379,256
     Exercise of warrants                              40,250          20,406               -               -         20,406
     Exercise of options                              170,000          28,955               -               -         28,955
  Agent's fee                                          95,000               -               -               -              -
  Settlement of accounts payable                    3,416,290         460,975               -               -        460,975
  Translation adjustment                                    -               -               -        (164,225)      (164,225)
  Loss for the period                                       -               -         (19,251)              -        (19,251)
                                                  -----------    ------------    ------------    ------------    -----------

Balance, July 31, 2000                              7,960,207       4,518,294      (4,162,112)              -        356,182

  Shares issued for cash
     Exercise of warrants                               3,000           1,506               -               -          1,506
  Loss for the period                                       -               -        (132,929)              -       (132,929)
                                                  -----------    ------------    ------------    ------------    -----------

Balance, October 31, 2000                           7,963,207    $  4,519,800    $ (4,295,041)   $          -    $   224,759
=============================================================================================================================

  The accompanying note is an integral part of these consolidated financial statements.

CINEMA INTERNET NETWORKS INC.
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)
OCTOBER 31, 2000
================================================================================

1.       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES

         These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these consolidated financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

         Stock based compensation

         SFAS No. 123, "Accounting for Stock Based Compensation", requires expanded disclosure of stock-based compensation arrangements with consultants and requires the recognition of compensation expense related to stock compensation based on the fair value of the equity instrument granted or repriced. Canadian GAAP does not require the reporting of any stock based compensation expense in the Company's financial statements.

         Under Canadian Venture Exchange policy, options can be repriced only if at least six months have elapsed since the later of the date of commencement of the option term, the date the Company's shares commenced trading or the date the option exercise price was last amended, and if regulatory approval is received.

         In calculating compensation expense under United States GAAP the Company utilizes the Black-Scholes model to estimate the fair value of options granted or repriced. No options were granted or repriced during the three month periods ended October 31, 2000 and 1999.

         The following is a summary of the status of stock options outstanding at October 31, 2000:

         =======================================================================================================
                                                         Outstanding Options              Exercisable Options
                                                         -------------------              -------------------

                                                         Weighted
                                                          Average        Weighted                       Weighted
                                                        Remaining         Average                        Average
                                                      Contractual        Exercise                       Exercise
         Range of Exercise Prices        Number      Life (Years)           Price          Number          Price
         -------------------------------------------------------------------------------------------------------
         $   0.25                        20,000             0.08       $     0.25          20,000     $     0.25
             0.88                       753,723             1.50             0.88         753,723           0.88
         =======================================================================================================


         Income taxes

         Under United States GAAP, income taxes are provided in accordance with SFAS No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

         Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

         For the three month periods ended October 31, 2000 and 1999, no deferred tax assets or liabilities would have resulted from the implementation of SFAS No. 109.

CINEMA INTERNET NETWORKS INC.
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)
OCTOBER 31, 2000

================================================================================

1.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)


     Foreign currency translation

     The Company's policy on foreign currency translation is in compliance with SFAS No. 52, "Foreign Currency Translation".

     In previous years, the functional currency of the Company's Canadian hotel pay-per-view operations was the Canadian dollar. Using the current rate method, translation adjustments resulting from translating the Canadian operation's financial statements into the reporting currency, the U.S. dollar, were disclosed and accumulated in a separate component of equity. During the year ended July 31, 2000, the Company disposed of both its U.S. and Canadian hotel pay-per-view operations. As such, the Company has included the amount accumulated in the translation adjustment component of equity as part of the gain on disposal of discontinued operations.

     Also during the year ended July 31, 2000, the Company began operations of its new business. Although the business is run out of its Canadian office, the currency of the primary economic environment in which the Company operates is the U.S. dollar. Therefore the U.S. dollar is the Company's functional currency and also remains it's reporting currency. Gains and losses on foreign currency transactions are included in determining net income (loss) for the period.

     Comprehensive income

     SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

     Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles.

     For the three month periods ended October 31, 2000 and 1999, there were no other items of comprehensive income of a material nature.

     Disposal of discontinued operations

     The treatment of the disposal of discontinued operations is different under Canadian and United States GAAP. Under Canadian GAAP, the gain on the sale of the Company's hotel pay-per-view business was recorded during the year ended July 31, 2000 despite the sale not closing until August 3, 2000. The reasons for this were as follows:

     a) The date of the letter agreement was only three days after the year end. The terms of the agreement had been settled by July 31, 2000.

     b) Shareholder approval had not been received. However, management approved the plan, had received no shareholder complaints in response to the announcement of its plan, and had never encountered significant opposition at any meeting of shareholders.

CINEMA INTERNET NETWORKS INC.
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)
OCTOBER 31, 2000

================================================================================

1.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)



     Disposal of discontinued operations (cont'd...)


     c) Chequemate actually assumed responsibility for operating the hotel pay-per-view business in March, 2000. Since that time all revenues from and expenses incurred in operating the business have been Chequemate's.

     Under United States GAAP however, a gain must not be recognized before the disposal date. As well, the measurement date, as defined in APB 30, was not met during fiscal 2000 because shareholder approval for management's plan was not received by July 31, 2000. Therefore, the gain recorded in the 2000 fiscal year was reversed for United States reporting purposes and was recognized in the current period.

     Consolidated financial statement balances under United States GAAP


     The impact of the above differences between Canadian and United States GAAP on the consolidated balance sheets is as follows:

     ===================================================================================================================
                                                                                                    2000            1999
     -------------------------------------------------------------------------------------------------------------------
     Consolidated balance sheets

     Total assets, United States GAAP                                                     $      326,257    $    373,692
                                                                                          ==============================
     Total liabilities, United States GAAP                                                $      101,498    $    723,626
                                                                                          --------------    ------------

     Capital stock, Canadian GAAP                                                              4,519,800       3,628,702
       Cumulative compensation expense on stock options                                          838,719           4,328
                                                                                          --------------    ------------

     Capital stock, United States GAAP                                                         5,358,519       3,633,030

     Cumulative translation adjustment                                                                 -         164,225

     Deficit, United States GAAP                                                              (5,133,760)     (4,147,189)
                                                                                          --------------    ------------

     Shareholders' equity, United States GAAP                                                    224,759        (349,934)
                                                                                          --------------    ------------

     Shareholders' equity and liabilities, United States GAAP                             $      326,257    $    373,692
     ===================================================================================================================

CINEMA INTERNET NETWORKS INC.
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)
OCTOBER 31, 2000

================================================================================


1.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)


     Consolidated financial statement balances under United States GAAP (cont'd...)

     The impact of the above differences between Canadian and United States GAAP on the consolidated statements of operations and deficit and cash flows is as follows:

     =====================================================================================================================
                                                                                                    2000              1999
     ---------------------------------------------------------------------------------------------------------------------
     Consolidated statements of operations and deficit

     Loss for the period as reported                                                      $     (132,929)   $      (95,598)
         Gain on disposal of discontinued operations                                             281,057                 -
                                                                                          --------------    --------------

     Income (loss) for the period, in accordance with United States
         GAAP                                                                                    148,128           (95,598)
     Deficit in accordance with United States GAAP,
         beginning of period                                                                  (5,281,888)       (4,051,591)
                                                                                          --------------    --------------

     Deficit in accordance with United States GAAP,
         end of period                                                                    $   (5,133,760)   $   (4,147,189)


     Consolidated statements of cash flows

     Cash flows provided by (used in) operating activities, Canadian GAAP                 $      (84,131)   $       32,284
         Gain on disposal of discontinued operations                                            (281,057)                -
         Item not affecting cash                                                                 281,057                 -
                                                                                          --------------    --------------

     Cash flows provided by (used in) operating activities, United States GAAP                   (84,131)           32,284
                                                                                          --------------    --------------

     Cash flows provided by (used in) financing activities, United States GAAP                       119              (973)
                                                                                          --------------    --------------

     Cash flows used in investing activities, United States GAAP                                    (991)                -
                                                                                          --------------    --------------

     Cash flows provided by (used in) discontinued operations, United States GAAP                      -           (34,363)
                                                                                          --------------    --------------

     Change in cash during the period                                                            (85,003)           (3,052)
     Cash, beginning of period                                                                   114,785             7,766
                                                                                          --------------    --------------

     Cash, end of period                                                                  $       29,782    $        4,714
     =====================================================================================================================

CINEMA INTERNET NETWORKS INC.
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)
OCTOBER 31, 2000

================================================================================


1.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)


     The impact of the above differences between Canadian and United States GAAP on the consolidated statements of stockholders' equity, as reported, is as follows:

     ==========================================================================================================================
                                                        Share Capital                              Cumulative
                                                   -------------------------
                                                     Number                                       Translation
                                                   of Shares          Amount         Deficit       Adjustment             Total
     --------------------------------------------------------------------------------------------------------------------------
     Stockholders' equity as reported
       October 31, 1999                            3,288,667   $   3,628,702   $  (4,142,861)   $     164,225     $    (349,934)

     Cumulative compensation expense
       on stock options                                    -           4,328          (4,328)               -                 -
                                                   ---------   -------------   -------------    -------------     -------------

     Stockholders' equity in accordance
       with United States generally
       accepted accounting principles at
       October 31, 1999                            3,288,667   $   3,633,030   $  (4,147,189)   $     164,225     $    (349,934)
                                                   ============================================================================
     Stockholders' equity as reported
       October 31, 2000                            7,963,207   $   4,519,800   $  (4,295,041)   $           -     $     224,759

     Cumulative compensation expense
       on stock options                                    -         838,719        (838,719)               -                 -
                                                   ---------   -------------   -------------    -------------     -------------

     Stockholders' equity in accordance
       with United States generally
       accepted accounting principles at
       October 31, 2000                            7,963,207   $   5,358,519   $  (5,133,760)   $           -     $     224,759
     ==========================================================================================================================

     Earnings per share (EPS)

     SFAS No. 128, "Earnings Per Share", requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

CINEMA INTERNET NETWORKS INC.
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
(Unaudited - Prepared by Management)
OCTOBER 31, 2000

================================================================================


1.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     Earnings per share (EPS) (cont'd...)

     Under Canadian GAAP, shares held in escrow are included in calculating the weighted average number of shares outstanding for computing basic earnings per share. Under United States GAAP, shares held in escrow are excluded from this calculation.

     The following loss per share information results under United States
     GAAP:

     ======================================================================================================================
                                                                                                    2000               1999
     ----------------------------------------------------------------------------------------------------------------------
     Loss from continuing operations                                                       $    (132,929)     $     (44,437)
     Loss from discontinued operations                                                                --            (51,161)
     Gain (loss) on disposal of discontinued operations                                          281,057                  -
                                                                                           -------------      -------------

     Income (loss) for the period under United States GAAP                                       148,128            (95,598)
     ======================================================================================================================

     Weighted average number of shares outstanding
       under United States GAAP                                                                7,961,707          3,288,667
     ======================================================================================================================

     Loss per share from continuing operations                                             $      (0.016)     $      (0.014)
     Earnings (loss) per share from discontinued operations                                        0.035             (0.016)
                                                                                           -------------      -------------
     Basic earnings (loss) per share                                                       $       0.019      $       (0.03)

     ======================================================================================================================

     For the three month period ended October 31, 1999, diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.

2.   SUBSEQUENT EVENT

     Subsequent to October 31, 2000, the Company received a CDN $100,000 loan from a director. The loan bears interest at 1% per month and is due thirteen months from the date of receipt.